Exhibit 99.3

1Q 2018 Earnings Presentation 17 May 2018 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved and probable reserves, future production and income attributable to leasehold interests within the recently closed acquisition of 21,900 net acres for sale by Pioneer Natural Resources USA, Inc. Reliance Eagleford Upstream Holding LP, and Newpek, LLC (Asset) in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2018. The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of the Petroleum Resources Management System (SPE-PRMS) as required by the Australian Securities Exchange Listing Rule 5 - Additional Reporting on Mining and Oil & Gas Production and Exploration Activities. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilised proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, NYMEX strip (varying) WTI pricing US$59.36 in 2018, decreasing to $51.67 by 2023 and held constant thereafter and lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organisation's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion in this presentation of the matters in the form and content in which it appears.

Sundance Energy – A Leading Pure Play Eagle Ford Producer

Recently Announced Acquisition and Legacy Position Creates a Leading Eagle Ford Producer

- **Premier Asset Base in the Eagle Ford's Oil and Volatile Oil Window**
  - ~56,600 net acres with independently certified 2P reserves of 170.7 MMboe and 2P PV(10) of $963.6 MM[(1)(3)]
  - Inventory of 479 undrilled Tier 1 Eagle Ford locations representing 12 years of drilling inventory at current production pace[(3)]
- **Strong Balance Sheet and Liquidity Position**
  - ~$130 MM liquidity to execute an active two rig development program targeting 30 - 40 wells per twelve month period
  - No near term maturities and significantly improved credit metrics via refinancing. Current Net Debt to TTM EBITDAX of 3.9x, forecast to decrease to 2.0x by 31 December 2018[(4)]
- **Increased Development Activity and Robust Growth Profile**
  - Development activity will drive significant growth in production, additional proved reserves, cash flows and net asset value per share
  - Forecast production of 9,000 - 10,000 boe/d and 21,000 - 22,000 boe/d in 2018 and 2019 drive respective EBITDAX of $100 - 110 MM and $250 - 275 MM
  - Increased activity drives lower well and per unit cost metrics through reduced mobilisation, pad drilling / batch completions, long term service contracts and enhanced procurement

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[(2)]:	$378 MM
Enterprise Value[(2)]:	$598 MM
12/31/17 2P PV-10 Value[(1)(3)]:	$963.6 MM
1Q18 Pro Forma Production[(3)]:	8,700 boe/d
% Crude Oil:	63%
Proved Reserves[(1)(3)]:	100.9 mmboe
% PDP Reserves[(1)(3)]:	22.4%
Net Acreage[(3)]:	56,600

(1) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing.
(2) Enterprise Value is Market Capitalization as of 11 May 2018 plus Net Debt Outstanding as of 30 April 2018 of $220 MM.
(3) Pro forma for the Pioneer JV Acquisition.
(4) Assumes Net Debt as of 30 April 2018 of $220 MM and relies upon Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

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First Quarter 2018 Operational & Financial Results 1Q Production First Quarter 2018 average daily production of ~7,000 boe/d (net) exclusive of the recently announced acquisition Represents a 5% year-over-year increase compared to First Quarter 2017 Pro forma for the acquisition, the Company estimates production for the quarter would have been 8,700 boe/d (net)(1) 1Q Financial Results Revenue of $24.0 MM, a 3.5% year-over-year increase compared to First Quarter 2017 Adjusted EBITDAX of $12.3 MM, or a 51.3% Adjusted EBITDAX Margin Average first quarter price realized excluding the impact of hedging and fixed price physical delivery contracts was $64.80 per barrel and $46.54 per Boe. Average first quarter price received per barrel was $55.15 and per Boe was $40.59 The Acquisition’s effective date was October 1, 2017, therefore the Company received the economic benefit of the acquired assets’ production during the first quarter. Exclusive of a $12.0 MM letter of credit related to minimum volume commitments on the newly acquired properties. 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 Revenue (US$000s) Boe/d $- $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 $14,000 $16,000 $18,000 $20,000 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Adjusted EBITDAX (US$000s)

First Quarter 2018 Development Activities

- 1Q Development Activities
  - The Company did not bring any new wells into production during 1Q18, but drilled two gross (1.9 net) wells. The Paloma Ranch 7H and Peeler Ranch EFS 9HC had lateral lengths of 7,799 feet and 6,025 feet respectively
  - The Company was in the process of drilling a third (1.0 net) well at quarter-end. Drilling on the Peeler Ranch 8HC was completed on 12 April 2018 at a lateral length of 5,778 feet
- Pioneer Acquisition and Financing Activities
  - On 23 April 2018 the Company completed the acquisition of 21,900 net acres and 1,700 boe/d of production (average for the first quarter of 2018) for US$221.5 MM from a joint venture operated by Pioneer Natural Resources
  - The Acquisition was funded via the issuance of $260 MM of new equity. Additionally, the Company refinanced its existing debt via a new $250 MM 5-year Second Lien Term Loan and an RBL with $87.5 MM of initial availability[1]
  - Entered contracts with leading midstream operator to provide firm transport and processing capacity for crude, condensate, natural gas and natural gas liquids from the wellhead to market through 2035 at attractive market rates
- 2Q Development Activities
  - The Company began drilling the H Harlan Bethune 25H, 26H and 27H in Live Oak County in early May
  - Mobilized Halliburton Frac crew to its legacy assets to complete 5 wells
  - The Company anticipates mobilizing a second rig late in the second quarter to Live Oak County

Acquired Eagle Ford Assets


TEXAS
AREA 41
LIVE OAK
AREA 41
ATASCOSA
SUNDANCE
MCMULLEN AREA
AREA 21
MCMULLEN
SUNDANCE
DIMMIT
AREA 11
LA SALLE
AREA 32
Live Oak
BLACK OIL
VOLATILE OIL
GAS CONDENSATE
DRY GAS
EXISTING SUNDANCE ACREAGE
ACQUISITION ACREAGE

(1) Exclusive of a $12.0 MM letter of credit related to minimum volume commitments on the newly acquired properties.

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2018 and 2019 Summary Guidance(1) Significant Operational and Financial Growth Driven By Increased Development Activity LOE expenses are expected to be higher in the near term as a result of the assumption of Pioneer’s existing midstream contracts for acquired existing production LOE expenses will decrease as additional production from the acquired assets comes online and flows through the new marketing contracts at market rates Internal Company estimates using Strip NYMEX pricing as of 14 May 2018. 2Q 2018 First Half 2018 Full Year 2018 Full Year 2019 Average Production (boe/d): 7,000 - 7,500 7,000 - 7,500 9,000 - 10,000 21,000 - 22,000 Capital Expenditures: $35 - 40 MM $43 - 48 MM $175 - 190 MM $200 - 220 MM EBITDAX: $12.5 - 14.5 MM $20 - 28 MM $100 - 110 MM $250 - 275 MM LOE per boe (1) : $12.00 - 13.00 $11.50 - 12.50 $9.50 - 10.50 $7.50 - 8.50 Cash G&A per boe: $6.50 - 7.00 $6.50 - 7.00 $4.50 - 5.50 $3.50 - 4.00 Wells Spudded: 8 11 30 - 35 35 - 40 IP Wells: 3 3 22 37

Pioneer JV Acquisition – A Transformational Transaction

Acquisition Overview

- **Successfully Closed Transaction**
  - Sundance acquired assets owned by Pioneer Natural Resources and two joint venture partners for $221.5 MM (subject to certain post closing adjustments) on 23 April 2018
- **Sundance expects to drill 30 - 40 wells every 12 months[3]**
  - ~$175 - $190 MM in 2018 and ~$200 - $220m in 2019 capital expenditures[2]
  - Completed contract negotiations for first walking rig in May 2018 and negotiating terms for a second rig later in Q2
  - Negotiating term contract for dedicated frac crew for scheduling certainty & cost control
  - Extract value from highly economic inventory
- **Significant production growth expected, accelerating in 2nd half of 2018**
  - Pad-drilling and batch completion back-weight production growth driving material production growth into 2019 and beyond
  - Expected 2018 production of 9,000-10,000 boe/d growing to 21,000-22,000 boe/d in 2019[2]

Asset and Inventory Metrics

	Sundance Legacy	Acquisition	SUNDANCE
Net Acreage	34,700	21,900	56,600
Production, Mboe/d[1]	7.0	1.7	8.7
Tier 1 Net Locations[2]	224	255	479
Tier 2 Net Locations[2]	135	0	135
Total Net Locations[2]	359	255	614

Production Growth[3]



30.0
24.0
18.0
12.0
6.0
0.0
Mboe/d
~174% uplift in production from 2017A to 2019E
7.9
9.5
21.5
2017A
2018E
2019E

(1) Estimated Q1 2018 production.
(2) Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

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Operations – Continued Improvements Drive Production Growth Acquired acreage is largely undeveloped Existing wells developed using old generation completion techniques All acquired producing wells completed in the 500 - 1,000 lbs/ft range. Technical innovations in completion design have resulted in improved well performance across the unconventional resource space Leading Eagle Ford operators have driven many design changes, such as increased proppant concentrations, higher fluid volumes, and decreased stage spacing Next generation completion designs believed to further enhance well productivity include the use of diverters and further optimization of perforation and cluster spacing Sundance intends to utilize leading edge completions to optimize economics and recoveries Cumulative Production by Proppant Concentration(1) Indicates proppant concentration range for acquired wells Public operator well data sourced from IHS; wells used for comparison are producing from the LLEF contained in the volatile oil-window across the basin 50% uplift in cum. production Ryder Scott Reserves Do Not Include Potential Upside From Further Enhanced Completions 0 10 20 30 40 50 60 70 1 4 7 10 13 16 19 22 25 28 31 34 Avg. Cum. Prod. (Mboe/1,000ft) Production Months <500 lbs/ft (12 wells) 500 - 1,000 lbs/ft (265 wells) 1,000 - 2,000 lbs/ft (496 wells) >2,500 lbs/ft (148 wells)

Gas Hedge Contracts(1) Weighted-Avg. Pricing Year Mcf Mcf/d Floor Ceiling 2018 1,826,000 6,640 $2.87 $3.10 2019 1,932,000 5,293 $2.75 $3.18 2020 1,536,000 4,208 $2.65 $2.70 2021 1,200,000 3,288 $2.66 $2.66 2022 1,080,000 2,959 $2.69 $2.69 Total 7,574,000 $2.73 $2.91 Gas Hedges(1) Risk Management Overview – Commodity Price Hedging All figures representative of Sundance’s hedge book through 2022 as at 14 May 2018 and do not reflect subsequent hedging activities. The Company additionally has 320,000 mcf in gas swap contract at $2.63 in 2023 not reflected in above tables and figures. Hedging covers ~54% of 2018 and ~17% of 2019 forecast production (1) Gas Hedges(1) Oil Hedges(1) Oil Hedges(1) Crude Hedge Contracts(1) Weighted-Avg. Pricing Year Bbl Bbl/d Floor Ceiling 2018 914,427 3,325 $53.38 $57.65 2019 917,000 2,512 $51.59 $54.23 2020 726,000 1,989 $52.15 $56.92 2021 612,000 1,677 $48.49 $59.23 2022 528,000 1,447 $45.68 $60.83 Total 3,697,427 $50.78 $57.37 Proactive hedging strategy provides downside protection against commodity price risk $42.00 $47.00 $52.00 $57.00 $62.00 - 500 1,000 1,500 2,000 2,500 3,000 3,500 2018 2019 2020 2021 2022 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2018 2019 2020 2021 2022 Mcf / day Hedged Average Ceiling Average Floor

Investment Highlights Mobilized rig to acquired assets within 3 weeks of closing acquisition which drives initial 30-day production results in Q418 Successfully drilled 5 wells on legacy assets with Halliburton Frac crew onsite 16 May 2018 pumping a gen-5 Frac Executed new midstream contracts at market rates providing firm capacity to process and transport oil, gas and natural gas liquids to market 12+ years of tier 1 drilling inventory with $963.3 MM of 2P PV10 (1) Fully funded capital program drives 2019 production to 21,000-22,000 boe/d and EBITDAX to $250-$275 MM (2) Development program drives Debt-to-EBITDAX below 2.0x in 2019 As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing. Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.